UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hydrofarm Holdings Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

44888K 209

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 44888K 209
(1)	Names of Reporting Persons Chris Payne
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 87,118

(6) Shared Voting Power 2,212,213

(7) Sole Dispositive Power 87,118

(8) Shared Dispositive Power 2,212,213
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,299,331 shares of Common Stock
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 6.8%(1)
(12)	Type of Reporting Person (See Instructions) IN

(1)	Based on approximately 33,499,953 shares of the Issuer’s common stock outstanding as of December 31, 2020.

CUSIP No: 44888K 209

Item 1.
(a)	Name of Issuer Hydrofarm Holdings Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices 2249 South McDowell Boulevard Ext. Petaluma, California 94954

Item 2 (a).	Name of Person Filing Chris Payne
Item 2 (b).	Address of Principal Business Office or, if none, Residence c/o Hawthorn Equity Partners P.O. Box 1061 Toronto Dominion Toronto, ON Canada M5K 1P2
Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of Chris Payne, an individual who is a citizen of

Canada

The principal business office of the Reporting Person is c/o Hawthorn Equity Partners, P.O. Box 1061

Toronto Dominion, Toronto, ON Canada M5K 1P2.

Item 2 (d)	Title of Class of Securities Common Stock, par value $0.0001 per share
Item 2 (e)	CUSIP Number 44888K 209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date of the event which requires filing of this statement, Chris Payne beneficially owned 2,299,331 shares of Common Stock, representing approximately 6.8% of the outstanding common stock of the issuer. This includes: (i) 1,378,775 shares of Common Stock and 74,293 shares of Common Stock underlying warrants to purchase shares of Common Stock held by Hawthorn Limited Partnership, (ii) 628,448 shares of Common Stock and 30,697 shares of Common Stock underlying warrants to purchase shares of Common Stock held by Hydrofarm Co-Investment Fund, LP, (iii) 100,000 shares of Common Stock held by Hydrofarm Co-Investment Fund II, LP and (iv) 83,525 shares of Common Stock and 3,593 shares of Common Stock underlying warrants to purchase shares of Common Stock held by Payne Capital Corp. Hydrofarm Co-Investment Fund, LP and Hawthorn Limited Partnership are affiliate funds of Hawthorn Equity Partners. Mr.  Payne is the managing partner of Hawthorn Equity Partners. Mr. Payne is the owner of Payne Capital Corp. Chris Payne and John Tomes may be deemed to beneficially own the shares of Common Stock and shares of Common Stock underlying warrants to purchase shares of Common Stock, and each individual shares voting and investment power over the shares of Common Stock and shares of Common Stock underlying warrants to purchase shares of Common Stock held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. Mr. Payne is the natural person with voting and investment power over the shares held by Payne Capital Corp. The information set forth in the cover page of this Schedule 13G is incorporated herein by reference thereto.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

/s/ Chris Payne
Chris Payne